Exhibit 99.1

OKYO Expands Scientific Advisory Board with the Appointment of International Expert Marta Sacchetti, MD, PhD

●	Dr. Sacchetti brings international expertise in clinical and translational research on ocular inflammatory and degenerative disease

●	OKYO’s introduction to the broader ophthalmology community at ASCRS drove strong engagement at Eyecelerator and ARVO

London and New York, NY, May 19, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announced the expansion of their Scientific Advisory Board (SAB) with the appointment of Marta Sacchetti, MD, PhD. This appointment further enhances the Company’s global scientific network with premier European specialists.

“Our world class Scientific Advisory Board is further strengthened by the addition of Marta Sacchetti, MD, PhD,” said Flavio Mantelli, MD, PhD, Chief Medical Officer of OKYO Pharma. “Her expertise in neuro-inflammatory corneal diseases brings critical insight into addressing the underlying nerve dysfunction driving neuropathic corneal pain (NCP) and will help shape our global clinical development strategy and execution.”

Marta Sacchetti, MD, PhD is Associate Professor of Ophthalmology at Link University in Rome, Italy and brings extensive clinical, research, and industry experience in cornea and ocular surface diseases. Dr. Sacchetti’s previous experience as Global Head of Clinical Development, Ophthalmology & Neurotrophins at Dompé Farmaceutici will further strengthen the MAB’s global expertise in targeted nerve regeneration, modulating pain signaling, and advanced diagnostic insight. Her research focuses on degenerative, allergic, and neuroimmune diseases of the cornea and ocular surface. She authored numerous publications in international peer reviewed journals, abstracts for national and international conferences, and ophthalmology book chapters.

Urcosimod is the first investigational therapy to receive an IND specifically for the treatment of neuropathic corneal pain and has been granted Fast Track designation by the U.S. Food and Drug Administration (FDA).

About Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) is a chronic, often debilitating condition characterized by severe pain and sensitivity of the eyes, and in some cases the face or head. It is thought to result from damage or dysfunction of corneal sensory nerves, often in combination with inflammatory processes, and may occur in patients with a range of underlying ophthalmic conditions. There are currently no FDA-approved therapies specifically for NCP, resulting in patients being treated with limited or no success using various topical and systemic medications in an off-label manner.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a neuropathic corneal pain mouse model, respectively. OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2 trial involving 18 neuropathic corneal pain patients. Urcosimod showed clear statistical significance in multiple endpoints in an earlier 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and plans to initiate a 150-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com